February 16, 2018

George Yeh
President
Taiwan Liposome Company, Ltd.
11F-1, No. 3 Yuanqu Street
Nangang District
Taipei City, Taiwan 11503
Republic of China

       Re: Taiwan Liposome Company, Ltd.
           Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted February 6, 2018
           CIK No. 0001722890

Dear Mr. Yeh:

     We have reviewed your amended draft registration statement and have the following comment.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS/A Submitted February 6, 2018

TLC599, Market Research Study, page 87

1. We note your response to our prior comment three. We are unable to agree that ZS
       Associates is not expert under Securities Rule 436. Because the disclosure attributes certain of the disclosure to ZS Associates, please file a consent as required by Rule 436.
       In the alternative, please make clear that the disclosure is the responsibility of the company. For guidance please refer to Question 141.02 of Compliance and Disclosure
       Interpretations for Securities Act Sections.
 George Yeh
Taiwan Liposome Company, Ltd.
February 16, 2018
Page 2

       You may contact Franklin Wyman at 202-551-3660 or Lisa Vanjoske at 202-551-3614 if
you have questions regarding comments on the financial statements and related matters. Please contact Jeff Gabor at 202-551-2544 or Erin Jaskot at 202-551-3442 with any other questions.

FirstName LastNameGeorge Yeh                              Division of
Corporation Finance
Comapany NameTaiwan Liposome Company, Ltd.                Office of Healthcare
& Insurance
June 16, 2017 Page 2
cc: Charlie Kim
FirstName LastName